

Mailstop 3561

August 20, 2018

Thomas P. Mason
Executive Vice President & General Counsel
Energy Transfer Equity, L.P.
8111 Westchester Drive, Suite 600
Dallas, Texas 75225

> **Re: Energy Transfer Equity, L.P.**
> **Registration Statement on Form S-4**
> **Filed August 14, 2018**
> **File No. 333-226831**

Dear Mr. McReynolds:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Danilo Castelli at (202)551-6521 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Debbie Yee